UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private
Issuer Pursuant to Rule
13a-16 or 15d-16 of the
Securities Exchange Act
of 1934
For the month of May 2026
Commission File
Number: 001-38283

InflaRx N.V.

Winzerlaer Str. 2
07745 Jena,
Germany
(+49) 3641508180

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

On May 4, 2026, InflaRx N.V. (the “Company”) issued a press release titled “InflaRx Reports Favorable Reactive Metabolite Profile for Izicopan in Human Liver Microsomes.”

The Company today announced new preclinical data demonstrating low reactive metabolite formation of izicopan, a next-generation oral C5aR1 inhibitor, in human liver microsomes. In a head-to-head in vitro study, using a standard glutathione (GSH) trapping assay in human liver microsomes (10 μM; 0–40 minute incubation), izicopan demonstrated minimal reactive metabolite formation, with conjugate remaining low throughout the incubation period. These findings support a low level of bioactivation in this assay system.

In this experimental setting, these preclinical findings of izicopan support a low level of bioactivation in the assay system and a lower extent of reactive intermediate formation. Reactive metabolite formation is widely used in drug development as an early mechanistic indicator of potential bioactivation-related safety risk, and these results support izicopan’s differentiated profile within the C5aR inhibitor class.

Under the same experimental conditions, avacopan showed higher levels of thiol adducts, including both glutathione and downstream cysteine conjugates, consistent with more extensive oxidative bioactivation. Differences in total reactive conjugate peak areas were most pronounced at early time points (exceeding 100-fold at 5 and 10 minutes) and remained observable over the course of the assay (approximately 10-fold at 20 and 40 minutes). Overall, these results suggest a lower extent of reactive intermediate formation for izicopan in this experimental setting. While in vitro findings do not directly predict clinical outcomes, InflaRx believes these results support the differentiated profile of izicopan.

This report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into (i) the registration statements on Form S-8 (File No. 333-221656 and 333-240185) and (ii) the registration statement on Form F-3 (File No. 333-273058) of the Company and to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

A copy of the press release is attached as Exhibit 99.1 to this Report. Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue,” among others. Forward-looking statements appear in a number of places throughout this Report and may include statements regarding our intentions, beliefs, projections, outlook, analyses, current expectations and the risks, uncertainties and other factors described under the headings, “Risk factors” and “Cautionary statement regarding forward-looking statements,” in our periodic filings with the U.S. Securities and Exchange Commission. These statements speak only as of the date of this Report and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated May 4, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.
Date: May 4, 2026
	By:	/s/ Niels Riedemann
Name: Niels Riedemann
Title: Chief Executive Officer